UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
   ☒ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C -AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
SuperdopeTV, Inc.

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      September 11, 2017

Physical address of issuer
11021 Ventura Blvd., #362, Studio City, CA 91604

Website of issuer
SuperdopeTV.net

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, D.C. 20036
Attention: Louis A. Bevilacqua, Esq.

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The First Democracy VC, the Intermediary, will receive a number of shares of Series Seed Preferred Stock of the issuer that is equal to 2% (two percent) of the total number of shares of Series Seed Preferred Stock sold by the issuer in in the Offering.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☐   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$570,000.00

Deadline to reach the target offering amount
December 8, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$440	$0.00
Cash & Cash Equivalents	$440	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Explanatory Note

We are filing this amendment to our Form C to disclose that on November 8, 2017 we hired Leighton Lloyd as our Chief Operating Officer and entered into an employment agreement with Mr. Lloyd that governs his compensation, the services he will provide and other matters relating to his employment. See "DIRECTORS, OFFICERS AND EMPLOYEES, Officers, Leighton Lloyd." We are also filing this amendment to Form C to update our use of proceeds table. See "USE OF PROCEEDS."

December 14, 2017

FORM C/A

Up to $570,000.00

SuperdopeTV, Inc.



Series Seed Preferred Stock

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by SuperdopeTV, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $570,000.00 from Purchasers in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The Intermediary will be entitled to receive a commission equal to seven percent (7%) of the amount raised in the offering and the Intermediary will receive a number of shares of Series Seed Preferred Stock of the issuer that is equal to 2% (two percent) of the total number of shares of Series Seed Preferred Stock sold by the issuer in in the Offering.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7	$93
Aggregate Minimum Offering Amount	$50,000.00	$3,500	$46,500
Aggregate Maximum Offering Amount	$570,000.00	$39,900	$530,100

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   First Democracy VC, the Intermediary, will also receive a number of shares of Series Seed Preferred Stock of the issuer that is equal to 2% (two percent) of the total number of shares of Series Seed Preferred Stock sold by the issuer in in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at SuperdopeTV.net no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is December 14, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE

SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-

looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: SuperdopeTV.net

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

Corporate Information

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C/A and the Exhibits hereto in their entirety.

SuperdopeTV, Inc. (the "Company") is a Delaware Corporation, formed on September 11, 2017.

The Company is located at 11021 Ventura Blvd., #362, Studio City, CA 91604.

The Company's website is SuperdopeTV.net.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

General

SuperdopeTV is a sketch comedy show built for online and traditional television platforms as well as a multi-channel network of the same name. Like influential pop culture studios such as AwesomenessTV and Maker Studios, SuperdopeTV will create content for the preteen and teen demographic, but with a unique twist. As Generation Z gravitates toward YouTube influencers instead of traditional film or television stars, online interactive media is becoming the natural successor to television channels like Nickelodeon and Disney. SuperdopeTV believes that this online terrain presents a significant opportunity for the family entertainment industry.

Mychal Simka, the founder, CEO and largest shareholder of SuperdopeTV, has built each of his animated films with a tight-knit group of creatives and will use the same model for SuperdopeTV. Mychal and his team are already creating a network of writers and actors and are incorporating stars from popular social media platforms as well as the trusted names from traditional media like "Saturday Night Live," "MADtv," Disney, and Nickelodeon. The goal of SuperdopeTV is to create relatable content for Generation Z that doesn't condescend but provides intelligent, high-quality entertainment formatted to kid-specific interests. In addition to its online programming, SuperdopeTV plans to create a weekly half-hour series for traditional television.

Superdope Sketch Comedy Show

SuperdopeTV plans to create live-action comedy sketches that will allow fans to not only hear their favorite actors in cartoon form but also see them perform. SuperdopeTV will include one-off segments in the classic style such as fake commercials, public service announcements, and SNL-style sketches. These one-off segments will provide continuity for each episode of the half-hour show, raise the energy level, and keep the audience engaged. This type of content is the core of former sketch comedy shows like "MADtv," "The Amanda Show," "All That," "In Living Color," and other popular episodic TV series. To elevate its online content into a show ready for television, SuperdopeTV plans to adopt the late-night show format by recording each episode in front of a live studio audience, complete with a monologue from a celebrity guest host and a musical performance.

The Offering

Minimum amount of Series Seed Preferred Stock being offered	50,000 shares
Total Series Seed Preferred Stock outstanding after Offering (if minimum amount reached)	50,000 shares
Maximum amount of Series Seed Preferred Stock	570,000 shares
Total Series Seed Preferred Stock outstanding after Offering (if maximum amount reached)	570,000 shares
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	December 8, 2017
Use of proceeds	See the description of the use of proceeds.
Voting Rights	See the description of the voting rights.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.

We are a startup Company and our business model currently focuses on purchasing and repurposing our animated series as well as developing our Multi-Channel Network, MCN. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately April 6, 2018, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding our operations;
- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;

- The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

- The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

- Sales and marketing efforts to bring these new product candidates to market;

- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

- Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on September 11, 2017. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future because of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

The Company is dependent on Mychal Simka who is our CEO, President and Director and has held such positions from September 11, 2017 (inception) to present. The Company intends to enter into employment agreements with Mychal Simka although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Mychal Simka or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Mychal Simka in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Mychal Simka die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details. Related party transactions pose potential conflicts of interest and may not be on terms that would be the same if the Company engaged in a transaction with an unrelated third party.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.

We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.

New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We plan to create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute broadcast television programming, filmed entertainment, and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties, such as movie studios, television production companies and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

Our business could be adversely affected if there is a decline in advertising spending.

A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) the increased use of digital video recorders to skip advertisements; (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in audience ratings for our content. Finally, if the television ratings system is not changed so that it captures the viewership of programming through digital video recorders, VOD and mobile devices, advertisers may not be willing to pay advertising rates based on the increasing viewership that occurs after the initial airing of a program and on digital platforms.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.

Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. Advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering our founder and CEO, Mychal Simka, owns 86.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, Mr. Simka may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these Mr. Simka may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, Mr. Simka could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Purchasers are granting a proxy to vote their Securities to Democracy VC Partners LLC, or Democracy VC Partners and, thus, will not have the right to vote on any matters coming before the stockholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

At the closing of this offering of our Series Seed Preferred Stock, you will sign a proxy that gives Democracy VC Partners the right to vote the Series Seed Preferred stock that you are acquiring in this offering on all matters coming before the holders of the Series Seed Preferred Stock for a vote. Democracy VC Partners does not have any fiduciary duty to you to vote your shares of Series Seed Preferred Stock in a manner that is in your best interests. Accordingly, Democracy VC Partners may vote its proxy in a manner that may not be in the best interests of the holders of the Series Seed Preferred Stock. For example, Democracy VC Partners may vote the proxy in favor of an amendment to our certificate of incorporation that adversely affects the rights of the holders of the Series Seed Preferred Stock in order to allow for a new investment to occur where the new investor requires senior rights. By granting a proxy to Democracy VC Partners, you will not have the right to vote your shares on any matters, including the protective provisions contained in our certificate of incorporation. As a result, you will have no say in any major corporate actions such as amendments to our certificate of incorporation, the creation of securities that are senior to our Series Seed Preferred Stock, mergers, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our company and all other major corporate events.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of preferred stock will be subject to dilution.

Owners of preferred stock do not have preemptive rights. If the Company conducts subsequent Offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Overview

SuperdopeTV is a sketch comedy show built for online and traditional television platforms as well as a multi-channel network of the same name. Similar to influential pop culture studios such as AwesomenessTV and Maker Studios, SuperdopeTV will create content for the preteen and teen demographic, but with a unique twist. As Generation Z gravitates toward YouTube influencers instead of traditional film or television stars, online interactive media is becoming the natural successor to television channels like Nickelodeon and Disney. SuperdopeTV believes that this online terrain presents a significant opportunity for the family entertainment industry.

Mychal Simka, our founder, CEO and largest shareholder, has built each of his animated films with a tight-knit group of creatives and will use the same model for SuperdopeTV. Mychal and his team are already creating a network of writers and actors and are incorporating stars from popular social media platforms as well as the trusted names from traditional media like "Saturday Night Live," "MADtv," Disney, and Nickelodeon. The goal of SuperdopeTV is to create relatable content for Generation Z that doesn't condescend but provides intelligent, high-quality entertainment formatted to kid-specific interests. In addition to its online programming, SuperdopeTV plans to create a weekly half-hour series for traditional television.

Superdope Sketch Comedy Show

SuperdopeTV plans to create live-action comedy sketches that will allow fans to not only hear their favorite actors in cartoon form but also see them perform. SuperdopeTV will include one-off segments in the classic style such as fake commercials, public service announcements, and SNL-style sketches. These one-off segments will provide continuity for each episode of the half-hour show, raise the energy level, and keep the audience engaged. This type of content is the core of former sketch comedy shows like "MADtv," "The Amanda Show," "All That," "In Living Color," and other popular episodic TV series. To elevate its online content into a show ready for television, SuperdopeTV plans to adopt the late-night show format by recording each episode in front of a live studio audience, complete with a monologue from a celebrity guest host and a musical performance.

The Content

SuperdopeTV's content will consist of five main segments: (1) animated series, (2) celebrities, (3) kids and teen versions of established shows, (4) promos and brand sponsored content, and (5) music.

Animated Series

A large portion of the content on SuperdopeTV will be fresh, never-before-seen animated series that the team has acquired or plans to acquire. Just like the 14 animated films Mychal Simka has produced by purchasing the rights to completed animated films from foreign production companies, he will also purchase rights to animated series. He will then, just like the films, re-edit the content, write new scripts with new jokes and stories, and hire celebrities to voice the characters and promote the series through their social media channels. The company plans to start with the "Adventures of Bunny Bravo" animated series. SuperdopeTV currently owns two hours of content of this series that can be split into 24 five-minute clips. The primary audience for the animated short clips is younger kids, but the content will be unique in tone as the company strives to create intelligent entertainment for children that never condescends. SuperdopeTV also plans to be a more punk and self-aware version of Nickelodeon, in the vein of "Rick and Morty" but without the adult references and language. Since the company plans on acquiring the content from overseas, the animation will already be complete and will only require re-editing, new sound design, music, and celebrities to voice the characters.

In addition to the "Adventures of Bunny Bravo" animated series described above, SuperdopeTV owns the rights to reversion the "Adventures of Bunny Bravo" movie sequel and to reversion the Taiwanese animated adventure film involving frogs with the working title "Frogville."

Celebrities

While its competitors might be interested in actors like Brad Pitt and Meryl Streep or award shows like the Oscars, SuperdopeTV plans to feature kid-friendly names, like Logan Paul and Lil Yachty, and games, like Minecraft, in news stories, sketches, and other short-form content. An example of a segment the company plans to produce is the "Kid Celeb Reporter," where it will send a kid to interview his or her favorite celebrity. The interviewer will be wearing an earpiece to allow the comedy writers to feed him or her surprising and attention-grabbing questions for the celebrity guests.

SuperdopeTV also plans to feature user-created content by partnering with celebrities. It will work with popular YouTube influencers, making them exclusive creators under the SuperdopeTV brand. The company also plans to add beauty vloggers, do-it-yourselfers, Minecrafters, gamers, pranksters, or any other type of YouTuber to the SuperdopeTV brand.

Kid and Teen Versions of Established Shows

A portion of SuperdopeTV's content will be tributes to popular television shows. Shows like "The Twilight Zone," "Mythbusters," "Lip Sync Battle," and "SNL," will be re-envisioned for kids by using popular teen influencers mixed with SuperdopeTV's unique voice of comedy. Because episodes are condensed to approximately five minutes, the production costs will be minimal. A flexible budget will allow SuperdopeTV to explore a large number of ideas for shows and expand on what is most popular. While silliness has its place in children's television, it's important to SuperdopeTV to maintain a high standard of entertainment by making the story structure and writing as engaging and interesting as possible.

Brand-sponsored Content

Branded content is when a third party, like Coca-Cola or American Express, pays for the production costs as well as an additional fee to a company, like SuperdopeTV, in exchange for entertaining content specific to their product. Leveraging Mychal Simka's network of relationships, SuperdopeTV believes that it will have access to third-party brands and companies that want to promote their services and products through SuperdopeTV's content.

Music

SuperdopeTV plans to incorporate several types of music videos, such as parodies, partnerships with upcoming artists, musical sketches, and new original songs. The company's partner Bart Baker, the parody king of YouTube with over 9 million subscribers, will help create parodies of popular music videos. Bart has several billion views on his YouTube channel, and it is estimated he has made millions of dollars from online promotions and advertising. SuperdopeTV will also work with aspiring young music artists to create exciting and funny video clips of their songs, latching on to their already established social following. Artists such as Lil Yachty have a fun and colorful style, making them perfect to repurpose their own brand in collaboration with SuperdopeTV to create kid-friendly content.

Artists that Mychal Simka has worked with in the past include Ariana Grande, Hilary Duff, Leon Thomas (star of "Victorious" who won a Grammy for his work with Babyface and produced Ariana Grande's first hit album), Michael Corcoran (songwriter for "iCarly," "Drake & Josh," and "Victorious" theme songs), Miranda Cosgrove, Smash Mouth, Jesse McCartney, Dallas Lovato, and Drake Bell.

Marketing and Licensing Contracts

Aside from being a content creation company, SuperdopeTV is also a brand and marketing vehicle. SuperdopeTV is positioned to market the release of feature films and will do so for a flat fee and/or percentage of revenue. As of today, SuperdopeTV has two such contracts to promote the release of feature films. The first is the pair of animated feature films "Adventures of Bunny Bravo" and "Un Conejo de Huevos." The second is "Stan," a fully financed live-action teen horror film set in the world of social media that is scheduled for production in Q1 2018 and features many well-known digital influencers. Each of the contracts has a term of six months following the launch date, which is defined as the date that SuperdopeTV and the company that owns the rights to "Adventures of Bunny Bravo," "Un Coneho de Huevos" or "Stan," respectively, agree upon a marketing plan for the respective picture unless earlier terminated by either party upon 60 days' notice. From and after the launch date, the client company must pay SuperdopeTV under the marketing contract a fee of $10,000 per month per picture.

SuperdopeTV also owns the rights to the sequel to "Adventures of Bunny Bravo" and "Un Conejo de Huevos" as well as an additional re-versioned animated feature film called "Frogville," and 12 episodes of an 11-minute Bunny Bravo animated series. These animated pictures and series will be produced and marketed under the umbrella of the SuperdopeTV brand. As the brand grows, the opportunity should present itself for SuperdopeTV to market and promote the release of feature films produced by third parties as well, which would also be done on a fee and/or percentage of revenue basis.

Our Industry

According to Nielsen's 2017 Total Audience report, Generation Z (born from 1999-2015) now makes up 26% of the U.S. population, making them a larger population group than Baby Boomers (24%) or Millennials (22%). Because Generation Z makes up such a large portion of the population, it has become increasingly important for marketers and producers to pay close attention to their viewing habits. Online interactive media is starting to become the natural successor to television channels like Disney as this population group shifts its attention toward YouTube influencers. YouTube attracts 30 million visitors each day, and these visitors, in total, watch almost 5 billion videos

every day. In addition, 71% of teens' typical entertainment consumption is streaming, with smartphones being the most popular device used for streaming. The advertising and entertainment industries have begun to capitalize on the shift toward digital streaming, which has created a lucrative market.



71%
Of teens' typical entertainment consumption is streaming
79%
Of teens have a YouTube account, more than any other social media platform
34%
Smartphones
26%
Computers
GEN Z USES SMARTPHONES TO STREAM VIDEO more than any other device including computers, TVs, and other items.
6%
Other
10%
Tablets
24%
TVs

Source: TechCrunch

Multi-channel Network or MCNs

In today's world, trends change quickly, and multi-channel networks offer audiences a curated viewing experience while still allowing them to choose the individual content they want to see at any given time. The concept of a multi-channel network (MCN) is that one large online channel, primarily on YouTube, oversees other smaller channels to form a coherent branded experience similar to a traditional television network. It is a direct evolution of cable TV channels for kids, like Nickelodeon, which have smaller programs and channels under an umbrella network. The multi-channel network structure allows for massive amounts of content from influencer collaborations, which can be promoted or discarded as audience tastes require. In fact, 92% of consumers trust online influencers more than a traditional celebrity endorsement or advertisement.

The rise of digital video has driven the growth of MCNs, which are quickly building a business on top of YouTube's massive user base. These networks aggregate thousands of YouTube channels and manage talent while creating original content. MCNs provide content primarily in short-form video rather than longer formats found in conventional TV programs. In addition, the tone, voice, and production all emphasize an authenticity that is designed to attract Millennial and Gen Z viewers. Over the last two years, advertisers have increased investments in their brand's digital video advertising by 67%, with advertisers expecting to spend $9.4 million annually on average on their brand's digital/mobile video advertising in 2017.



Average Dollar Amount Spent on Digital/Mobile Video Advertising—3 Year Trend (in millions)

Source: 2017 IAB Video Ad Spend Study

Increased spending on video advertisements represents another driver for the growth of content creators and MCNs. In a study done by the Interactive Advertising Bureau dated April 2017, 61% of respondents stated that their firm would be increasing spending on online video advertisements over the next twelve months. In 2016, eMarketer estimated that digital video ad spending will continue to grow at double-digit rates each year until 2020, reaching $16.69 billion in spending by 2020. In contrast, the market research company estimates that TV ad spending will grow at a much slower rate ranging from 2.0% to 2.5%.

The creation of MCNs has also attracted considerable attention from larger media companies. In 2014, Scripps Networks (the parent of the Food Network) led a $25 million funding round in MCN Tastemade, and Disney acquired MCN Maker Studios in 2014 for $675 million. In addition, Chernin's Otter Media bought a majority stake in Fullscreen for between $200 million to $300 million. One of the trends driving merger and acquisition activity in the MCN space is the growing number of audiences in global markets. Growth in media consumption in emerging markets is primarily done through mobile devices, and MCNs can reach these audiences without the high infrastructure costs that traditional pay television requires. In addition, because more ad dollars are being allocated towards digital platforms, traditional media companies need to ensure that they have digital content to attract those advertising dollars. MCNs have, therefore, become attractive acquisition targets for mainstream media companies looking to capture more digital video viewers and increase content output.

Competition

AwesomenessTV: The MCN AwesomenessTV began as a YouTube channel targeting teenagers and preteens. Less than one year after the company was established, AwesomenessTV was acquired by DreamWorks Animation in 2013 for $33 million in cash plus potential bonuses that could value the total deal at up to $117 million. As the company continued to grow, Hearst paid $81.25 million in 2014 for a 25% stake, valuing the company at $325 million. In 2016, Verizon bought a 24.5% stake for $159 million valuing the company at approximately $650 million. AwesomenessTV continues to create original web series, television shows, and theatrical films across all platforms and has generated over 16 billion lifetime video views, with over 170 million subscribers as of April 2016.

Maker Studios: Maker Studios is an American MCN which aggregates YouTube talent and seeks to monetize content creation on YouTube. The company does this by providing production and sales assistance to successful channels such as "Timothy DeLaGhetto" and "Epic Rap Battles of History." The channel also has significant international audiences, with 70% of its monthly views in 2015 coming from outside the U.S. In 2014, Maker Studios was acquired by Disney for $675 million. In 2017, Disney folded Maker Studios into its consumer products and interactive media division. As of February 2017, Maker Studios attracted more than 10 billion views per month and, according to Disney, generates several hundred million dollars of revenue each year.

Fullscreen: Fullscreen is a global MCN which offers tools, services, and consultation to YouTube content creators. In September 2014, Otter Media, the joint venture between Chernin Group and AT&T, purchased a big stake in Fullscreen worth an estimated $200 million to $300 million. As of May 2016, the network had over 70,000 YouTubers and social media influencers. Videos in the Fullscreen network attracted more than 5 billion views per month and had reached a combined total of 600 million subscribers across platforms as of March 2016. In April 2016, Fullscreen expanded its services beyond that of a traditional YouTube MCN network by launching its own subscription streaming service for $5 per month.

Big Frame: Big Frame was founded in 2011 as a MCN on YouTube. The network provided full-service talent management and influencer marketing services for both digital and traditional creators. In April 2014, Big Frame was acquired by AwesomenessTV for $15 million. At the time of acquisition, Big Frame had reached 39 million subscribers, bringing the combined reach of Big Frame and AwesomenessTV to 80 million subscribers and nearly one billion views every month.

Studio 71: Studio 71 was founded in 2011 as Collective Digital Studio. Studio 71 provides services to content creators including channel management, social promotion, branded content, and production services. In essence, the company helps famous content providers manage and create content to grow even larger. In July 2015, German broadcaster ProSieben purchased a controlling interest in Collective Digital Studio and merged the MCN with its existing Studio 71 MCN. ProSieben has invested $83 million in the merged entity, reportedly valuing Collective Studio 71 at $240 million. The name of this entity has since been changed from Collective Studio 71 to just Studio 71. As of July 2017, Studio 71 represented 1,300 creators worldwide with over 7 billion monthly views.

Customer Base

Our customers are individual consumers of our content as well as advertisers eager to connect with such consumers.

Intellectual Property

The Company does not yet have any trademarks but is in the process of filing a trademark application for the name SuperdopeTV. The Company owns the domain SuperdopeTV.net.

On October 4, 2017, the Company entered into a license assignment agreement (the "Bravo Bunny License Assignment") with Simka Animation, a company controlled by Mychal Simka, the founder and CEO of the Company and its largest shareholder. The Bravo Bunny License Assignment assigned to the Company the licensing of all media rights to the Brave Rabbit 2 and the Brave Rabbit TV Series in the United States, Canada and United Kingdom territories. The Company has all media rights on an exclusive basis, including, but not limited to, theatrical, TV, home video, on demand, digital and internet to the animated picture Brave Rabbit 2 and the animated Brave Rabbit TV Series, which consists of 12 episodes.

On October 4, 2017, the Company entered into a license assignment agreement (the "Frogville License Assignment") with API Media Group, a company controlled by Mychal Simka, the founder and CEO of the Company and its largest shareholder. The Frogville License Assignment assigned to the Company all of API Media Group's rights, benefits, duties and obligations to repurpose an animated motion picture with the current title "Frogville".

Governmental/Regulatory Approval and Compliance

We are not subject to any material governmental regulations.

Litigation

None

Other

The Company's principal address is 11021 Ventura Blvd., #362, Studio City, CA 91604

The Company conducts business in California.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$3,500	7.00%	$39,900
Estimated Attorney Fees	4.80%	$2,400	4.80%	$27,360
Estimated Accountant/Auditor Fees	2.00%	$1,000	2.00%	$11,400
General Marketing	50.00%	$25,000	36.20%	$206,000
Production Costs	36.20%	$18,100	36.00%	$205,340
Working Capital and General Corporate, including Management and Advisor Compensation	0%	$0	15%	$88,000
Total	**100.00%**	**$50,000**	**100.00%**	**$570,000**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: If using the proceeds as listed above is no longer a viable business strategy, then the Company will change the use of proceeds at the sole discretion of its board.

The management expense included in use of proceeds above reflects only approximately 50% of salaries and other management remuneration because the Company expects to enter into a cost sharing agreement with its affiliates pursuant to which such affiliates will cover up to 50% of the overhead costs of the Company in exchange for the Company providing management services of its officers and consultants to such affiliates.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Mychal Simka

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, Secretary, Treasurer and Director, September 11, 2017 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, Simka Entertainment, 2012 - present

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Mychal Simka

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, Secretary, Treasurer and Director, September 11, 2017 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, Simka Entertainment, 2012 - present

Name

Leighton Lloyd

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Operating Officer, November 8, 2017 – present. Mr. Lloyd is responsible for the day-to-day operations of the Company.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

For the past three years and until November 2017, Mr. Lloyd was an attorney at Gipson, Hoffman & Pancione, specializing in film finance for the commercial, entertainment and banking sectors. His practice areas included entertainment law, media and intellectual property, music, mergers and acquisitions, equity finance for film and TV as well as banking matters for Film and TV finance. Practicing law for more than two decades, Lloyd has been noted in the *Legal 500* and *Chambers* (British publications). Lloyd gained his legal qualifications from College of Law Guildford (now The University of Law Guildford) in the United Kingdom. He subsequently qualified as a foreign lawyer with the New York Bar in 2011. He is a member of both the English and New York bars.

COO, SuperdopeTV, Inc., November 8, 2017 – present

The Company hired Mr. Lloyd for a term of three years and will pay him an annual base salary of $120,000. If Mr. Lloyd achieves certain to be mutually agreed upon milestones, the Company will pay him an annual bonus of up to 50% of his base salary. Any such bonus will accrue and only be payable to Mr. Lloyd on the sooner of (i) the date that the Company raises at least $2,000,000 in equity financing, or (ii) the date that the Company generates positive operating income in an amount equal to at least $500,000.

Mr. Lloyd will be granted options to purchase shares of the Company's Common Stock that equal five percent (5%) of the issued and outstanding Common Stock of the Company on a fully-diluted basis (the "Options"). The Options will vest according to the following schedule: One-third (1/3) of the Options will vest on the first anniversary of the date of grant; and the remaining two-thirds (2/3) of the Options will vest over the following two years at a rate of (one twenty-fourth) 1/24 per month. The Options will have an exercise price that is equal to the fair market value of the Company's common stock on the date of grant and will have a term of ten years. If Mr. Lloyd is appointed as the

President and Chief Operating Officer (or other executive position) of any Company affiliates, Mr. Lloyd will receive equity compensation in such Company affiliate that is commensurate with the equity compensation being granted to him by the Company under his employment agreement.

The Company expects to enter into a cost sharing agreement with its affiliates pursuant to which such affiliates will cover up to 50% of the overhead costs of the Company in exchange for the Company providing management services of its officers and consultants to such affiliates.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	4,400,000
Voting Rights	Yes
Anti-Dilution Rights	No
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

The Company does not have any indebtedness for borrowed money.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $4,400,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The company has four owners each of whom own common stock. Three owners own 200,000 shares of common stock each (or 4.55% each) of the company and one owner owns 3,800,000 shares of common stock (or 86.36%) of the company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated based on voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Mychal Simka	86.0%

Following the Offering, the Purchasers will own 1.12% of the Company if the Minimum Amount is raised and 11.47% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company and our primary expenses consist of the following: legal and accounting fees, marketing costs, production costs, and other costs related to this offering. We do not anticipate generating revenue until later this year or in 2018.

During the first 12 months offering proceeds will be used to create original live action as well as animated content for the SupderdopeTV multi-channel network which should increase audience awareness and our ability to work with larger companies to create branded content for them on a paid basis. SuperdopeTV's engagement and awareness should attract influencers to create content for the SuperdopeTV MCN, again increasing our ability to monetize SuperdopeTV. Some of what is created for the SuperdopeTV MCN will be sketches, parodies and other comedy content which will be later repurposed for a half hour sketch comedy show for television, which we aim to sell to a major television channel or larger online television platform like Hulu. Another portion of content on the SuperdopeTV MCN will be episodic short TV series for kids, e.g. something like a kids' version of "The View" or "Lost" which can then be extended, repurposed, and sold to mainstream television. Additionally, YouTube advertising, sales and downloads of original music created for our shows and parodies, as well as merchandise are revenue sources which we plan to exploit during the first 12 months.

Liquidity and Capital Resources

We plan to use the offering proceeds to purchase multiple animated series from foreign production companies in the same way Mychal Simka did for his animated feature films in the past. We will then use a portion of the funds to re-script and produce English versions of the animated series, hiring celebrities and actors to voice the characters. For our live action content, we will use a portion of the funds on development (writers, production design), a portion on below the line production such as director, DP etc. and a portion on celebrities and actors to star in the segments. We will also use part of the proceeds solely on marketing which includes promotional merchandise, building social media engagement, attending live events such as Vidcon to represent our platform, etc. to maximize audience awareness. Finally, we plan to repurpose our content and produce additional content to create our weekly half hour sketch comedy show and sell it to a major television network and/or larger online television platform. The main goal SuperdopeTV is to create a brand similar to AwesomenessTV and to be acquired by a large corporation, just as AwesomessTV was acquired by Dreamworks Animation in a deal worth over 200 million dollars, and in order to position ourselves for such an acquisition there will be legal costs, attendance at micro-cap financial conferences etc. which would also be funded with a portion of the offering proceeds.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

On October 5, 2017, the Company entered into a profit participation agreement with Barry Katz. Pursuant to the profit participation agreement, Mr. Katz will use his best efforts to arrange a broadcast rights or similar agreement between the Company and a network for the purpose of broadcasting our proposed television series with the current title SuperdopeTV. In consideration for providing these services, the Company granted to Mr. Katz a 30% participation interest in 50% of the net profits of the series that results from a broadcast rights agreement that Mr. Katz is primarily responsible for arranging. We are obligated to pay Mr. Katz a monthly fee of $2,000 per month beginning on October 6, 2017 and continuing each month thereafter until the agreement is terminated or Mr. Katz resigns. This fee will be credited toward any profit participation that becomes due to Mr. Katz. We have the right to terminate the profit participation agreement, among other reasons, at any time after the six month anniversary of the agreement if we have not entered into a broadcast rights agreement with a network before such time.

Material Changes and Other Information Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 570,000 of Series Seed Preferred Stock for up to $570,000.00. The Company is attempting to raise a minimum amount of $50,000 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 8, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $570,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two sections below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

7.0% of the amount raised

Stock, Warrants and Other Compensation

The First Democracy VC, the Intermediary, will receive a number of shares of Series Seed Preferred Stock of the issuer that is equal to 2% (two percent) of the total number of shares of Series Seed Preferred Stock sold by the issuer in in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 100,000,000 shares of common stock, par value $0.000100 per share, of which 4,400,000 common shares will be issued and outstanding, and (ii) 10,000,000 shares of preferred stock, par value $0.000100 per share, of which 50,000 preferred shares will be issued and outstanding.

Dividends

The Company is not required to pay dividends at any specific rate on the Securities; provided, howver, that if any dividend is paid on the outstanding common stock, the Securities would participate in such dividend on an as converted to common basis.

Conversion

The Securities are convertible into shares of common stock. The conversion rate is one-for-one. The Company currently does have enough common stock authorized to issue upon conversion.

No adjustments to the conversion rate may be made except for stock splits, stock combinations, recapitalizations and similar transactions. The Securities will be automatically converted into common stock upon an initial public offering of the Company or upon the written consent of the holders of a majority of the Securities.

Liquidation

If there is a deemed liquidation event (as defined in the Company's certificate of incorporation), before any payment is made to holders of common stock by reason of their ownership thereof, holders of the Securities then outstanding are entitled to receive an amount per Security equal to the greater of (a) the original issue price of the Security ($1.00) plus any dividends that were declared and remain unpaid or (b) the amount per share as would have been payable had all Securities been converted to common stock immediately prior to the deemed liquidation event.

Securities Not Callable

The Securities are not callable by the Company.

Voting and Control

The Securities vote together with the common stock on an as converted basis.

At any time when at least twenty five percent (25%) of the initially issued Securities remain outstanding, the Company shall not take any of the following actions without the consent of the holders of a majority of the Securities:

- alter or change the rights, powers or privileges of the Securities set forth in the certificate of incorporation of the Company, as then in effect, in a way that adversely affects the Securities;

- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with the Securities; or

- liquidate, dissolve or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval the holders of a majority of the Securities.

Notwithstanding the foregoing, the holders of the Securities have granted a proxy to Democracy VC Partners, which gives Democracy VC Partners the sole and exclusive right to vote the Securities on behalf of the purchasers of the securities both in connection with routine matters coming before the holders of the Securities for a vote and with respect to the protective provisions described in the bullet points above.

Democracy VC Partners does not have any fiduciary duty to you to vote your shares of Series Seed Preferred Stock in a manner that is in your best interests. Accordingly, Democracy VC Partners may vote its proxy in a manner that may not be in the best interests of the holders of the Series Seed Preferred Stock. For example, Democracy VC Partners may vote the proxy in favor of an amendment to our certificate of incorporation that adversely affects the rights of the holders of the Series Seed Preferred Stock to allow for a new investment to occur where the new investor requires senior rights. By granting a proxy to Democracy VC Partners, you will not have the right to vote your shares on any matters, including the protective provisions contained in our certificate of incorporation. As a result, you will have no say in any major corporate actions such as amendments to our certificate of incorporation, the creation of securities that are senior to our Series Seed Preferred Stock, mergers, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our company and all other major corporate events.

The Company and the Purchasers have also entered into an Investor Rights Agreement. The Investor Rights Agreement grants to investors who purchase at least 100,000 Securities ($100,000) ("Major Investors") certain basic information rights, preemptive rights and other rights. In this agreement, Purchasers also agree to certain restrictions on the transfer of the Securities, a customary drag along right and a customary lock up provision.

Anti-Dilution Rights

The Securities do not have price based anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Series Seed Preferred Stock.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Securities

Related Person/Entity	Father
Relationship to the Company	Stockholder
Total amount of money involved	$20.00
Benefits or compensation received by related person	Stock
Benefits or compensation received by Company	None
Description of the transaction	Stock Purchase Agreement

Material Agreements

On October 4, 2017, the Company entered into a license assignment agreement with Simka Animation, a company controlled by Mychal Simka, the founder and CEO of the Company and its largest shareholder. The Bravo Bunny License Assignment assigned to the Company the licensing of all media rights to the Brave Rabbit 2 and the Brave Rabbit TV Series in the United States, Canada and United Kingdom territories. The Company has all media rights on an exclusive basis, including, but not limited to, theatrical, TV, home video, on demand, digital and internet to the animated picture Brave Rabbit 2 and the animated Brave Rabbit TV Series, which consists of 12 episodes.

On October 4, 2017, the Company entered into a license assignment agreement with API Media Group, a company controlled by Mychal Simka, the founder and CEO of the Company and its largest shareholder. The Frogville License Assignment assigned to the Company all of API Media Group's rights, benefits, duties and obligations to repurpose an animated motion picture with the current title "Frogville".

On October 5, 2017, the Company entered into a marketing agreement with Influential Stan, LLC, a company controlled by Mychal Simka, the founder and CEO of the Company and its largest shareholder. Influential Stan is producing a motion picture with working title "Stan". Under the Stan Marketing Agreement, Influential Stan engaged the Company to provide marketing support for the picture at a monthly fee of $10,000 beginning once the parties mutually agree upon a marketing plan for Stan.

On October 5, 2017, the Company entered into a marketing agreement with Bravo Bunny, LLC, a company controlled by Mychal Simka, the founder and CEO of the Company and its largest shareholder. Under the Bravo Bunny Marketing Agreement Bravo Bunny engaged the Company to provide marketing support for two motion pictures with the working titles "Adventured of Bunny Bravo and "Un Conejo de Huevos" which are being produced by Bravo Bunny. Under the terms of the Bravo Bunny Marketing Agreement, Bravo Bunny will pay to the Company a monthly marketing fee of $20,000 ($10,000 per picture) beginning once the parties mutually agree upon a marketing plan for the two pictures.

Mychal Simka permits the Company to use the office space constituting its principal office under a verbal arrangement that can be terminated at any time. The Company does not pay for the right to use this space but that is subject to change in the future.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

The contracts described above under Material Agreements are between the Company and affiliates of Mychal Simka. Mr. Simka may favor the counterparty to such contracts over the Company because his pecuniary interest in doing so may be greater or for any other reason.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Mychal Simka
_____
(Signature)

Mychal Simka
_____
(Name)

CEO and President
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Mychal Simka
_____
(Signature)

Mychal Simka
_____
(Name)

Director
_____
(Title)

December 14, 2017
_____
(Date)

EXHIBITS
Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Amended and Restated Certificate of Incorporation
Exhibit E   Investor Rights Agreement
Exhibit F   Video Transcript

EXHIBIT A
Financial Statements

EXHIBIT B
Company Summary

EXHIBIT C
Subscription Agreement

EXHIBIT D
Amended and Restated Certificate of Incorporation

EXHIBIT E
Investor Rights Agreement

EXHIBIT F
Video Transcript